SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 1)*
Rentech Nitrogen Partners, L.P.
 (Name of Issuer)
Common Units representing Limited Partner Interests
 (Title of Class of Securities)
760113 100
 (CUSIP Number)
Jesse A. Lynn, Esq.
General Counsel
Icahn Enterprises L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)
March 24, 2016
 (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 760113 100
1.	NAME OF REPORTING PERSON CVR Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 23,250,000 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 23,250,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,250,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.6%
14	TYPE OF REPORTING PERSON PN
(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreement (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D
CUSIP No. 760113 100
1.	NAME OF REPORTING PERSON CVR GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 23,250,000 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 23,250,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,250,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.6%
14	TYPE OF REPORTING PERSON OO
(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreement (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D
CUSIP No. 760113 100
1.	NAME OF REPORTING PERSON Coffeyville Resources, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 23,250,000 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 23,250,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,250,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.6%
14	TYPE OF REPORTING PERSON OO
(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreement (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D
CUSIP No. 760113 100
1.	NAME OF REPORTING PERSON Coffeyville Refining & Marketing, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 23,250,000 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 23,250,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,250,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.6%
14	TYPE OF REPORTING PERSON CO
(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreement (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D
CUSIP No. 760113 100
1.	NAME OF REPORTING PERSON Coffeyville Refining & Marketing Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 23,250,000 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 23,250,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,250,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.6%
14	TYPE OF REPORTING PERSON CO
(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreement (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D
CUSIP No. 760113 100
1.	NAME OF REPORTING PERSON CVR Energy, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 23,650,000 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 23,650,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,650,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.7%
14	TYPE OF REPORTING PERSON CO
(1)	Beneficial ownership of 23,250,000 of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreement (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of such securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D
CUSIP No. 760113 100
1.	NAME OF REPORTING PERSON IEP Energy LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 23,650,000 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 23,650,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,650,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.7%
14	TYPE OF REPORTING PERSON OO
(1)	Beneficial ownership of 23,250,000 of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreement (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of such securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D
CUSIP No. 760113 100
1.	NAME OF REPORTING PERSON IEP Energy Holding LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 23,650,000 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 23,650,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,650,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.7%
14	TYPE OF REPORTING PERSON OO
(1)	Beneficial ownership of 23,250,000 of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreement (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of such securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D
CUSIP No. 760113 100
1.	NAME OF REPORTING PERSON American Entertainment Properties Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 23,650,000 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 23,650,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,650,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.7%
14	TYPE OF REPORTING PERSON CO
(1)	Beneficial ownership of 23,250,000 of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreement (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of such securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D
CUSIP No. 760113 100
1.	NAME OF REPORTING PERSON Icahn Building LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 23,650,000 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 23,650,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,650,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.7%
14	TYPE OF REPORTING PERSON OO
(1)	Beneficial ownership of 23,250,000 of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreement (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of such securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D
CUSIP No. 760113 100
1.	NAME OF REPORTING PERSON Icahn Enterprises Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 23,650,000 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 23,650,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,650,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.7%
14	TYPE OF REPORTING PERSON PN
(1)	Beneficial ownership of 23,250,000 of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreement (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of such securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D
CUSIP No. 760113 100
1.	NAME OF REPORTING PERSON Icahn Enterprises G.P. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 23,650,000 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 23,650,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,650,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.7%
14	TYPE OF REPORTING PERSON CO
(1)	Beneficial ownership of 23,250,000 of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreement (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of such securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D
CUSIP No. 760113 100
1.	NAME OF REPORTING PERSON Beckton Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /1313
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 23,650,000 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 23,650,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,650,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.7%
14	TYPE OF REPORTING PERSON CO
(1)	Beneficial ownership of 23,250,000 of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreement (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of such securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D
CUSIP No. 760113 100
1	NAME OF REPORTING PERSON Carl C. Icahn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 23,650,000 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 23,650,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,650,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.7%
14	TYPE OF REPORTING PERSON IN
(1)	Beneficial ownership of 23,250,000 of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreement (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of such securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D
Item 1.  Security and Issuer
This statement constitutes Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 19, 2015 (the "Initial Schedule 13D"), on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), with respect to the common units representing limited partner interests (the "Common Units") in Rentech Nitrogen Partners, L.P. (the "Issuer" or "Rentech Nitrogen"), and hereby amends the Initial Schedule 13D to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.
Item 3.  Source and Amount of Funds or Other Consideration
Item 3 of the Initial Schedule 13D is hereby amended by the addition of the following:
In addition to the 23,250,000 Common Units subject to the Voting Agreement (the "Voting Agreement Common Units"), certain of the Reporting Persons may be deemed to be the beneficial owner of 400,000 Common Units (the "Purchased Common Units"). The aggregate purchase price paid by the Reporting Persons for the Purchased Common Units was approximately $4.2 million (including commissions). The source of funding for the Purchased Common Units was the general working capital of CVI. Pursuant to the Merger Agreement, any Common Units held of record by an affiliate of CVR Partners and specified in writing by CVR Partners shall remain outstanding as Common Units following the effective time of the Merger. As a result, the Purchased Common Units will remain outstanding following the effective time of the Merger, and the Reporting Persons will not receive any merger consideration in the Merger for the Purchased Common Units.
Item 5.  Interest in Securities of the Issuer
Items 5(a)-(b) of the Initial Schedule 13D are hereby amended by replacing them in their entity with the following.
(a)-(b) As a result of the Voting Agreement, the Reporting Persons may be deemed to be the beneficial owners of the Voting Agreement Common Units. In addition, certain of the Reporting Persons may be deemed to be the beneficial owner the Purchased Common Units, which, together with the Voting Agreement Common Units, represent approximately 60.7% of the Issuer's outstanding Common Units (based upon the 38,985,364 Common Units stated to be outstanding as of February 29, 2015 by the Issuer in the Annual Report on Form 10-K filed with the SEC on March 15, 2016).
 The Reporting Persons do not have sole voting power or sole dispositive power with respect to any of the Voting Agreement Common Units, but may be deemed to have shared voting power and shared dispositive power with respect to all of the Voting Agreement Common Units. The Reporting Persons may be deemed to share with the Rentech Nitrogen Unitholders the power to vote the Voting Agreement Common Units solely with respect to those matters described in Item 4 of this Schedule 13D and in the Voting Agreement, which are incorporated herein by reference. The Reporting Persons also may be deemed to share with the Rentech Nitrogen Unitholders the power to dispose of such Voting Agreement Common Units solely to the extent provided for in the Voting Agreement, as more fully described in Item 4 of this Schedule 13D and in the Voting Agreement, which are incorporated herein by reference.
Each of the Reporting Persons (other than CVR Partners, CVR Partners GP, Coffeyville, Marketing and Marketing Holdings) has shared voting power and shared dispositive power with regard to the Purchased Common Units.
Item 5(c) of the Initial Schedule 13D is hereby amended by the addition of the following:
(c) The following table sets forth all transactions with respect to Common Units effected during the past 60 days.  Except as otherwise noted below, all such transactions were purchases of Common Units effected in the open market, and the table includes commissions paid in per share prices.
Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
CVR Energy, Inc.	03/21/2016	93,700	10.04
CVR Energy, Inc.	03/22/2016	81,660	10.49
CVR Energy, Inc.	03/23/2016	132,417	10.64
CVR Energy, Inc.	03/24/2016	92,223	10.94

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: March 28, 2016

CVR PARTNERS, LP
By:  CVR GP, LLC, its general partner

By: /s/ Susan M. Ball
  Name:  Susan M. Ball
  Title:  Chief Financial Officer and Treasurer

CVR GP, LLC

By:  /s/ Susan M. Ball
  Name:  Susan M. Ball
  Title:  Chief Financial Officer and Treasurer

COFFEYVILLE RESOURCES, LLC
By:  /s/ Susan M. Ball
  Name:  Susan M. Ball
  Title:  Chief Financial Officer and Treasurer

COFFEYVILLE REFINING & MARKETING, INC.

By:  /s/ Susan M. Ball
  Name:  Susan M. Ball
  Title:  Chief Financial Officer and Treasurer

COFFEYVILLE REFINING & MARKETING HOLDINGS, INC.

By:  /s/ Susan M. Ball
  Name:  Susan M. Ball
  Title:  Chief Financial Officer and Treasurer

CVR ENERGY, INC.

By:  /s/ Susan M. Ball
  Name:  Susan M. Ball
  Title:  Chief Financial Officer and Treasurer

[Signature Page of Amendment No. 1 to Schedule 13D – Rentech Nitrogen Partners, L.P.]

IEP ENERGY LLC

By:  /s/ SungHwan Cho
  Name:  SungHwan Cho
  Title:  Chief Financial Officer

IEP ENERGY HOLDING LLC

By:  /s/ SungHwan Cho
  Name:  SungHwan Cho
  Title:  Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:  /s/ SungHwan Cho
  Name:  SungHwan Cho
  Title:  Chief Financial Officer

ICAHN BUILDING LLC

By:  /s/ SungHwan Cho
  Name:  SungHwan Cho
  Title:  Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By:  Icahn Enterprises G.P. Inc., its general partner

By:  /s/ SungHwan Cho
  Name:  SungHwan Cho
  Title:  Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:  /s/ SungHwan Cho
  Name:  SungHwan Cho
  Title:  Chief Financial Officer

BECKTON CORP.

By:  /s/ Edward E. Mattner
  Name:  Edward E. Mattner
  Title:  Authorized Signatory

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 1 to Schedule 13D – Rentech Nitrogen Partners, L.P.]